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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934


                                   Emco Ltd.
                           (Name of Subject Company)

                        2022841 Ontario Inc. (Offeror)
                     Blackfriars Corp. (Parent of Offeror)
                           (Names of Filing Persons)

                     Common Stock, No Par Value Per Share
                        (Title of Class of Securities)

                                   290839109
                     (CUSIP Number of Class of Securities)

                                David Bradford
                                   Secretary
                               Blackfriars Corp.
                                555 Skokie Blvd
                                  Suite #555
                          Northbrook, Illinois 60062
                                (818) 597-3754

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                               Stephen M. Banker
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                           CALCULATION OF FILING FEE
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     Transaction Valuation                           Amount of Filing Fee
        Not Applicable                                   Not Applicable
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[  ] Check the box if any part of the fee is offset as provided by Rule 0-11
(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[ X ]  third-party tender offer subject to Rule 14d-1.
[   ]  issuer tender offer subject to Rule 13e-4.
[   ]  going-private transaction subject to Rule 13e-3.
[   ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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ITEM 12.     Exhibits

(a)(i)       News Release issued February 20, 2003
(a)(ii) Amended News Release issued February 20, 2003, clarifying that the offer price is in Canadian dollars


                                 EXHIBIT INDEX

Exhibit No.  Exhibit Name

(a)(i)       News Release issued February 20, 2003
(a)(ii) Amended News Release issued February 20, 2003, clarifying that the offer price is in Canadian dollars

                                                                Exhibit (a)(i)

News Release

          2022841 ONTARIO INC. TO MAKE OFFER TO ACQUIRE EMCO LIMITED

Toronto, February 20, 2003. 2022841 Ontario Inc. announced today that it will make an offer to acquire all of the issued and outstanding common shares of Emco Limited at a price of $16.60 per share. 2022841 Ontario Inc. is an indirect subsidiary of Blackfriars Corp., a Delaware corporation. Emco is headquartered in London, Ontario, Canada and its common shares are listed on The Toronto Stock Exchange and NASDAQ.

The offer will be commenced shortly and will be subject to usual conditions of completion which include a minimum tender of 66 2/3% of the outstanding common shares of Emco and receipt of requisite regulatory approvals. The board of directors of Emco will be supporting the offer and Masco Corporation, the holder of approximately 42% of the common shares of Emco, will tender its shares to the offer. It is currently anticipated the offer will be completed by the end of March, 2003. If the offer is successful, it is the intention to redeem the outstanding 6.5% convertible unsecured subordinated debentures of Emco in accordance with their terms.

For further information, please contact Mr. Marvin Yontef, Stikeman Elliott LLP, 5300 Commerce Court West, Toronto, Canada M5L 1B9, Telephone
416-869-5500.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL COMMON SHARES OF EMCO LIMITED. BLACKFRIARS CORP. HAS INFORMED EMCO LIMITED THAT IT INTENDS TO FILE AN OFFER TO PURCHASE AND A LETTER OF TRANSMITTAL WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") RELATING TO BLACKFRIARS CORP.'S OFFER TO PURCHASE ALL OUTSTANDING COMMON SHARES OF EMCO LIMITED. ALL SHAREHOLDER OF EMCO LIMITED ARE STRONGLY ADVISED TO READ THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL WHEN THESE DOCUMENTS BECOME AVAILABLE AND THE RELATED SOLICITATION / RECOMMENDATION STATEMENT THAT WILL BE FILED BY EMCO LIMITED WITH THE SEC AND BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. THESE DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP:\\WWW.SEC.GOV.

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

                                                               Exhibit (a)(ii)

News Release

          2022841 ONTARIO INC. TO MAKE OFFER TO ACQUIRE EMCO LIMITED

Toronto, February 20, 2003. 2022841 Ontario Inc. announced today that it will make an offer to acquire all of the issued and outstanding common shares of Emco Limited at a price of Cdn$16.60 per share. 2022841 Ontario Inc. is an indirect subsidiary of Blackfriars Corp., a Delaware corporation. Emco is headquartered in London, Ontario, Canada and its common shares are listed on The Toronto Stock Exchange and NASDAQ.

The offer will be commenced shortly and will be subject to usual conditions of completion which include a minimum tender of 66 2/3% of the outstanding common shares of Emco and receipt of requisite regulatory approvals. The board of directors of Emco will be supporting the offer and Masco Corporation, the holder of approximately 42% of the common shares of Emco, will tender its shares to the offer. It is currently anticipated the offer will be completed by the end of March, 2003. If the offer is successful, it is the intention to redeem the outstanding 6.5% convertible unsecured subordinated debentures of Emco in accordance with their terms.

For further information, please contact Mr. Marvin Yontef, Stikeman Elliott LLP, 5300 Commerce Court West, Toronto, Canada M5L 1B9, Telephone
416-869-5500.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL COMMON SHARES OF EMCO LIMITED. BLACKFRIARS CORP. HAS INFORMED EMCO LIMITED THAT IT INTENDS TO FILE AN OFFER TO PURCHASE AND A LETTER OF TRANSMITTAL WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") RELATING TO BLACKFRIARS CORP.'S OFFER TO PURCHASE ALL OUTSTANDING COMMON SHARES OF EMCO LIMITED. ALL SHAREHOLDER OF EMCO LIMITED ARE STRONGLY ADVISED TO READ THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL WHEN THESE DOCUMENTS BECOME AVAILABLE AND THE RELATED SOLICITATION / RECOMMENDATION STATEMENT THAT WILL BE FILED BY EMCO LIMITED WITH THE SEC AND BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. THESE DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP:\\WWW.SEC.GOV.

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